[STERLING BANK LETTERHEAD]

February 25, 2010

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, DC 20549

Re:	Sterling Banks, Inc.
Item 4.02 Form 8-K
Filed January 21, 2010
File No. 333-133649

Dear Mr. Pande:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter to Mr. R. Scott Horner, Executive Vice President and Chief Financial Officer of Sterling Banks, Inc. (the “Company”), dated February 4, 2010 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed on January 21, 2010 (the “Original Filing”).  For your convenience, we have repeated each of the Staff’s comments below and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in the Comment Letter.

Form 8-K – Filed January 21, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or Related Audit Report or Completed Interim Review

1.
We note from your response to comment 1 of our letter dated January 25, 2010 that you intend to file your amended June 30, 2009 and September 30, 2009 Forms 10-Q by the end of February 2010.  Please disclose this information in your revised Form 8-K.

Response:

We intend to file amended quarterly reports on Form 10-Q for the periods ended June 30, 2009, and September 30, 2009, on or before March 8, 2010.  Our amended Form 8-K, filed today, reflects this filing timeframe.

2.
We note from your response to comment 2 of our letter dated January 25, 2010 that you determined on January 14, 2010 that you would amend and restate your call reports and financial statements for the periods ended June 30, 2009 and September 30, 2009.  Please revise your Form 8-K to disclose this information as the present disclosures only reference the June 30, 2009 call report.  Also, in your revised Form 8-K please provide an enhanced discussion of the facts underlying the conclusion on the error including, for instance, quantitative impact of the error on each of the two previously issued interim financial statements and significant line items contained within, and the impact this adjustment has on your asset quality and capital ratios for each of these periods.

Response:

Our amended Form 8-K will disclose our amendment of both the June 30, 2009 and September 30, 2009 call reports.  Additionally, we have included enhanced disclosure substantially similar to the following with respect to the changes in the calculation of the Company’s allowance for loan losses:

As a result of the Federal Reserve Bank of Philadelphia (the “FRB”) examination report dated November 30, 2009, using financial data of June 30, 2009, the Company is required to increase its allowance for loan losses by $5 million as of June 30, 2009.  Additionally, as a result of the foregoing, the Company determined that a valuation allowance for deferred tax assets needed to be established in the amount of $5.6 million.

The allowance for loan losses and provision for loan losses were increased from amounts previously reported to reflect adjustments of the qualitative factors in the allowance general reserves and impairment amounts within the allowance specific reserves that the Company’s wholly owned subsidiary, Sterling Bank, utilized in calculating the allowance for loan losses as of June 30, 2009. The adjustment in qualitative factors reflected second quarter adverse trends in delinquent, classified and non-performing loans in the Bank’s portfolio, which were raised as part of the Bank’s regulatory examinations by the FRB.  The adjustment also reflected an additional qualitative factor in certain loan segments for the newly developed and applied stress testing procedure of collateral for commercial and residential real estate and an increase in most loan segments for changes in national and local economic trends and conditions.  The adjustment in impairment amounts (within the allowance specific reserves) reflect management’s re-analysis of the collateral underlying loans analyzed for specific reserves.  The valuation allowance for loans analyzed for specific reserves has increased from the Company’s Second Quarter Filing and Third Quarter Filing as a result of more conservative collateral and cash flow analysis on certain loans affected by the current economic condition.

Based on discussions with the Staff, the quantitative impact of the error is not required in the amended 8-K, but this information will be included in the Company’s amended Form 10-Qs for the periods ended June 30, 2009 and September 30, 2009.

The Company intends to file an amendment to each of the Second Quarter Filing and the Third Quarter Filing on or before March 8, 2010 to reflect these changes.

3.
We note your response to comment 3 of our letter dated January 25, 2010.  Please confirm that you will describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures in your amended Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009, when filed.  Your response states that his information will be disclosed in the Company’s next periodic filing requiring such disclosure.

Response:

We confirm that the Company will describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures in our amended Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009.

If you have any questions, please feel free to contact me at (856) 273-6628.

Very truly yours,

/s/ R. Scott Horner

R. Scott Horner
Executive Vice President &
Chief Financial Officer